UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Swvl Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

0001875609

(CUSIP Number)

Victoria Grace

Queen’s Gambit Holdings LLC

55 Hudson Yards, 44th Floor

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609

1	NAMES OF REPORTING PERSONS Queen’s Gambit Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,558,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,558,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,558,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consisting of 8,625,000 Class A Ordinary Shares and 5,933,333 Class A Ordinary Shares of the Issuer which may be issued upon the exercise on or after April 30, 2022 of warrants held by the Reporting Person. Queen’s Gambit Holdings LLC is the record holder of the Class A Ordinary Shares and warrants exercisable for Class A Ordinary Shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC. Accordingly, Victoria Grace may be deemed to have or share beneficial ownership of the Class A Ordinary Shares held directly by Queen’s Gambit Holdings LLC.

1	NAMES OF REPORTING PERSONS Victoria Grace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,558,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,558,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,558,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consisting of 8,625,000 Class A Ordinary Shares and 5,933,333 Class A Ordinary Shares of the Issuer which may be issued upon the exercise on or after April 30, 2022 of warrants held by the Reporting Person. Queen’s Gambit Holdings LLC is the record holder of the Class A Ordinary Shares and warrants exercisable for Class A Ordinary Shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC. Accordingly, Victoria Grace may be deemed to have or share beneficial ownership of the Class A Ordinary Shares held directly by Queen’s Gambit Holdings LLC.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Swvl Holdings Corp, a British Virgin Islands limited liability company (formerly known as Pivotal Holdings Corp, the “Issuer”). The address of the principal executive office of the Issuer is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i) Queen’s Gambit Holdings LLC; and

(ii) Victoria Grace.

Queen’s Gambit Holdings LLC is the record holder of the Class A Ordinary Shares and the warrants exercisable for Class A Ordinary Shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC. Accordingly, Victoria Grace may be deemed to have or share beneficial ownership of the Class A Ordinary Shares held directly by Queen’s Gambit Holdigns LLC. The business address of the Reporting Person is: 55 Hudson Yards, 44th Floor, New York, New York 10001. The Reporting Person is principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Prior to the initial public offering (the “IPO”) of the SPAC, the Reporting Person purchased 8,625,000 shares of ordinary common shares B par value $0.0001 of the SPAC for an aggregate purchase price of $25,000. In connection with the closing of the IPO, the Reporting Person purchased 5,933,333 warrants to purchase ordinary common shares A par value $0.0001 of the SPAC at a price of $1.50 per warrant, exercisable on the later of 30 days after the completion of a business combination and January 22, 2022.

The Reporting Person obtained the funds to purchase the foregoing securities from its working capital.

On July 28, 2021, in connection with the business combination (the “Business Combination”) contemplated by the Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among Swvl Inc. (“Legacy Swvl”), Queen’s Gambit Growth Capital (the “SPAC”), the Issuer, Pivotal Merger Sub Company I, and Pivotal Merger Sub Company II Limited, (i) each outstanding share of ordinary common shares B par value $0.0001 of the SPAC automatically converted into one share of Class A Ordinary Shares of the Issuer for no additional consideration and (ii) each warrant of the SPAC issued to the Reporting Person in a private placement simultaneously with the closing of the IPO was assumed by the Issuer and converted into one warrant exercisable for one Class A Ordinary Share of the Issuer.

Item 4. Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Sponsor Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person and Victoria Grace in her capacity as a member of the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, the Reporting Person may seek to acquire securities of the Issuer, including Class A Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Class A Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to the Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Person is a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 14,558,333

•	Percent of Class: 11.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 14,558,333

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 14,558,333

The above amount includes 8,625,000 Class A Ordinary Shares and 5,933,333 Class A Ordinary Shares of the Issuer which may be issued upon the exercise on or after April 30, 2022 of warrants held by the Reporting Person. Queen’s Gambit Holdings LLC is the record holder of the Class A Ordinary Shares and warrants exercisable for Class A Ordinary Shares reported herein. Victoria Grace is the managing member of Queen’s Gambit Holdings LLC. Accordingly, Victoria Grace may be deemed to have or share beneficial ownership of the Class A Ordinary Shares held directly by Queen’s Gambit Holdings LLC.

The aggregate percentage of shares of Class A Ordinary Shares reported beneficially owned by the Reporting Person is determined in accordance with SEC rules and is based upon 118,496,102 shares of Class A Ordinary Shares outstanding, which is the total number of shares of Class A Ordinary Shares outstanding as reported in the Issuer’s Shell Company Report on Form 20-F, filed March 31, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A Ordinary Shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.

(c)

Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Class A Ordinary Shares in the past 60 days.

(d)

To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On July 28, 2021, Swvl, Inc., Queens Gambit Growth Capital, the Issuer, the Reporting Person, and certain other stockholders (the “Reg Rights Holders”) entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is required to (a) within 20 business days after the consummation of the Company Merger, file with the SEC a registration statement (the “Resale Registration Statement”) registering the resale of certain securities of the Issuer held by the Reg Rights Holders (the “Registrable Securities”) and (b) use its reasonable best efforts to cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. Under the Registration Rights Agreement, the Reg Rights Holders may demand up to (i) three underwritten offerings and (ii) within any 12-month period, two block trades or “at-the-market” or similar registered offerings of their Registrable Securities through a broker or agent. The Reg Rights Holders will also be entitled to customary piggyback registration rights.

The foregoing summary of the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Registration Rights Agreement set forth in Exhibit 2 hereto and incorporated into this Item 6 by reference.

Sponsor Agreement

On July 28, 2021, the Reporting Person and the Issuer entered into that certain Sponsor Agreement (the “Sponsor Agreement”). Subject to certain exceptions, the Reporting Person agreed to (i) not transfer the Class A Ordinary Shares or warrants exercisable for Class A Ordinary Shares (or Class A Ordinary Shares underlying such warrants) until the earlier of (a) one year after the consummation of the business combination or (b) (x) the first date on which the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the business combination.

The foregoing summary of the Sponsor Agreement and the transactions contemplated thereby does not purport to be complete and, as such, is qualified in its entirety by the Sponsor Agreement set forth in Exhibit 3 hereto and incorporated into this Item 6 by reference.

Item 7. Material to Be Filed as Exhibits.

1.	Joint Filing Agreement between Victoria Grace and Queen’s Gambit Holdings LLC regarding filing of Schedule 13G, dated April 7, 2022.

2.	Registration Rights Agreement, dated as of July 28, 2021, by and among Swvl, Inc., Queen’s Gambit Growth Capital, the Issuer, the Reporting Person, and certain security holders of the Issuer.

3.	Sponsor Agreement, dated as of July 28, 2021, by and among Swvl, Inc., Queen’s Gambit Growth Capital, and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022

QUEEN’S GAMBIT HOLDINGS LLC

By:	/s/ Victoria Grace
Name: Managing Member

VICTORIA GRACE

By:	/s/ Victoria Grace
Name: Victoria Grace